FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                     September                     , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....September 26, 2008 ....	By	/s/ Masashiro Kobayashi
(Signature)*

Masashiro Kobayashi
General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Semi-annual Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the six months ended June 30, 2008

[English summary with full translation of consolidated financial information]
Semi-annual Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the six months ended
June 30, 2008
CANON INC.
Tokyo, Japan

CONTENTS

			Page.

I	Corporate Information
	(1)	Consolidated Financial Summary	3
	(2)	Number of Employees	4

II	The Business
	(1)	Operating Results	4
	(2)	Production and Sales	7
	(3)	Managerial Issues to be Addressed	7
	(4)	Crucial Business Contracts Engaged in the First Half of 2008	8
	(5)	Research and Development Expenditure	8

III	Property, Plant and Equipment
	(1)	Major Property, Plant and Equipment	8
	(2)	Prospect of Capital Investment in Fiscal 2008	9

IV	Shares
	(1)	Shares	9
	(2)	Major Shareholders	9
	(3)	Stock Price Transition	10

V	Financial Statements		11

Disclaimer Regarding Forward-Looking Statements
This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I . Corporate Information
(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Six months ended June 30			Year ended December 31
	2008	2007	2006	2007	2006
Net sales	2,113,432	2,166,724	1,952,255	4,481,346	4,156,759
Income before income taxes and minority interests	339,245	406,141	341,045	768,388	719,143
Net income	214,485	255,183	214,174	488,332	455,325
Stockholders’ equity	3,007,929	3,074,367	2,762,380	2,922,336	2,986,606
Total assets	4,458,196	4,608,514	4,107,366	4,512,625	4,521,915
Stockholders’ equity per share (Yen)	2,385.13	2,363.82	2,074.49	2,317.39	2,242.78
Net income per share: basic (Yen)	170.08	194.38	160.85	377.59	341.95
Net income per share: diluted (Yen)	170.07	194.33	160.79	377.53	341.84
Stockholders’ equity to total assets (%)	67.5	66.7	67.3	64.8	66.0
Cash flows from operating activities	335,598	440,324	323,878	839,269	695,241
Cash flows from investing activities	(289,541)	(209,353)	(210,297)	(432,485)	(460,805)
Cash flows from financing activities	(84,970)	(279,770)	(57,832)	(604,383)	(107,487)
Cash and cash equivalents at end of period	866,395	1,108,728	1,055,163	944,463	1,155,626
Number of employees	142,491	127,338	121,588	131,352	118,499
[Average number of temporary employees]	[43,363]	[39,848]	[25,544]	[41,984]	[30,394]

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Number of Employees

Canon’s number of employees by product group is summarized as follows:

As of June 30, 2008
Business Machines	95,106
Cameras	20,753
Optical and other products	20,258
Corporate	6,374

Total	142,491

Notes:

1.	The number of employees represents the total number of employees excluding those who do not work full time.

2.	Canon had 43,363 temporary employees on average during fiscal 2008 first half.

3.	This number includes seasonal workers as well as temporary-hired employees such as security staff, meal service staff and janitorial staff.
II . The Business

(1)	Operating Results

Looking back at the global economy in the first half of 2008, in the United States, housing investment remained lackluster during the period due to the subprime loan crisis while escalating crude oil prices led to slack consumer spending. In Europe, growth of consumer spending was sluggish due to a rise in prices, and exports suffered a slowdown due to the appreciation of the euro. Within Asia, although the effects of the U.S. and European economies resulted in a slight slowdown, the Asian economy, led by China, continued to realize a high rate of growth. In Japan, consumer spending floundered amid uncertainty over the future while export growth was limited due to the slowdown in the global economy and the appreciation of the yen.

As for the markets in which Canon operates, within the office imaging product market, amid the shift toward color models and advanced functionality, demand for network digital multifunction devices (MFDs) remained low primarily in the U.S. market due to the deterioration of the business climate. As for computer peripherals, including printers, demand for laser beam printers continued to display growth, mainly for color models. With regard to inkjet printers, demand continued to shift from single-function to multifunction models amid fierce price competition within the market. Within the digital camera segment, demand for digital single-lens reflex (SLR) cameras and digital compact cameras grew steadily during the term. In the optical equipment segment, while demand for steppers, utilized in the production of semiconductors, remained low due to restrained facility investment by device manufacturers, the market for aligners, used to produce liquid crystal display (LCD) panels, improved dramatically thanks to a recovery in capital spending by LCD panel manufacturers. The average value of the yen for the first half was ¥104.69 to the U.S. dollar, a year-on-year appreciation of about 13%, and ¥160.69 to the euro, approximately the same level as the year-ago period.

Amid these conditions, Canon has been working steadily to strengthen the Company’s management foundation by bolstering competitiveness in each business field through management innovations. During the first six months of the year, sales volumes of digital cameras, color network MFDs and other products increased supported by the enhancement of market share and recording sales increases on a local-currency basis. The negative effect, however, of the sharp and sudden appreciation of the yen against the U.S. dollar resulted in consolidated net sales for the first half of ¥2,113.4 billion, a year-on-year decrease of 2.5%. Despite the continued launch of new products and ongoing cost-cutting efforts, the gross profit ratio for the first half was 49.3%, a decline of 1.8 points due to such factors as the rapid appreciation of the yen against the U.S. dollar and escalating resource and materials costs. As such, first-half gross profit declined by 6.0% to ¥1,041.5 billion from the year-ago period.

While R&D expenditures grew by 3.1% compared with the same period for the previous year, group-wide expense-reduction efforts supported a decrease in operating expenses of 1.1% year on year. Consequently, operating profit in the first half totaled ¥331.0 billion, a decline of 14.9% compared with last year. Other income (deductions) decreased by ¥9.0 billion, mainly due to a reduced interest income and a drop in earnings on investments in affiliates accounted for by the equity method. As a result, while income before income taxes and minority interests for the first half totaled ¥339.2 billion, a decline of 16.5%, and first-half net income also recorded a decrease of 15.9% to ¥214.5 billion, the net income ratio, at 10.1%, remained at a double-digit level.

Basic net income per share for the first half was ¥170.08, a year-on-year decline of ¥24.30.

Canon’s semi-annual results by business segment are summarized as follows:

Within the business machine segment, despite sales growth for such products as the competitively priced iR C3580 series of color network digital MFDs, the appreciation of the yen along with restrained investment in office equipment as a result of concerns regarding business performance had a negative impact on sales led by the U.S. market. Consequently, business machine sales overall declined by 5.3% year on year. In the field of computer peripherals, despite a steady increase in sales of laser beam printers on a local-currency basis, the significant impact of the yen’s appreciation against the U.S. dollar resulted in a decrease in sales of 3.9% from the year-ago period. As for inkjet printers, however, home-use multifunction models such as the PIXMA MP610, as well as business-use MFDs equipped with a facsimile function, recorded an increase in unit sales with sales of related consumables also expanding, which contributed to a sales increase of 2.8% despite the impact of the yen’s appreciation. As a result, first-half profit for computer peripherals overall declined by 2.3%. As for business information products, a drop in demand for personal computer sales in the Japanese domestic market resulted in a reduction in sales of 12.6%. Collectively, sales of business machines overall during the term totaled ¥1,389.0 billion, dropping 4.0% from the year-ago period. Operating profit for the segment totaled ¥303.0 billion, a year-on-year decrease of 9.7%, as a result of lower gross profit ratio due to the appreciation of the yen.

Within the digital camera segment, the high-resolution, competitively priced EOS Digital Rebel XSi and advanced-amateur model EOS 40D contributed to robust sales while also boosting sales of interchangeable lenses and other accessories. Sales volume of digital compact cameras also maintained stable growth, bolstered by the launch of 7 new models, including 4 new stylish ELPH (IXUS)-series models and 3 new PowerShot-series models that cater to a range of photographic demands. As a result, while year-on-year sales volume for digital cameras rose by 16%, overall camera sales for the first half grew by only 1.9% from the year-ago period to ¥529.4 billion due to the dramatic appreciation of the yen against the U.S. dollar along with fierce price competition. Additionally, operating profit for the camera segment decreased by 18.0% year on year to ¥112.6 billion as a result of the significant decline in the gross profit ratio for the sector.

In the optical and other products segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand by LCD panel manufacturers, sales of steppers, used in the production of semiconductors, remained stagnant throughout the period due to market shrinkage. As a result, sales for the segment totaled ¥195.0 billion, a year-on-year decrease of 2.8%, while operating profit for the segment fell by 74.2% to ¥5.5 billion.

Semi-annual results in the domestic and overseas regions are summarized as follows:

Japan

Sales in Japan decreased by 1.6% from the year-ago period to ¥501.9 billion as the market for steppers, used in the production of semiconductors, remained stagnant. Operating profit generated in the region dropped 12.6% year-on-year to ¥364.8 billion.

In the regions outside Japan, while sales on a local-currency basis sustained growth, the foreign currency exchange impact due to the appreciation of the yen against the U.S. dollar led to decline in sales compared with the previous year.

Americas

Sales decreased by 8.9% from the year-ago period to ¥581.3 billion, due to restrained investment in office equipment. Operating profit in the region fell by 47.7% to ¥12.5 billion year-on-year.

Europe

Sales dipped by 0.8% from the same period of the previous year to ¥715.7 billion, mainly due to price decline although sales volume of mainstay products displayed growth. Operating profit in the region also declined by 42.1% to ¥17.2 billion compared with the previous year.

Asia and others

Sales increased by 6.0% to ¥314.5 billion, due to expansion in sales of products such as digital cameras and printers. As a result, operating profit in the region rose by 10.6% to ¥26.6 billion.

Cash Flows

Cash and cash equivalents for the period decreased by ¥78.1 billion from the end of the previous year to ¥866.4 billion, including the ¥39.2 billion negative impact of currency translation due to the appreciation of the yen against the U.S. dollar.

Cash flows from operating activities

In the first half of 2008, Canon generated cash flow from operating activities of ¥335.6 billion, a year-on-year decrease of ¥104.7 billion, reflecting the decrease in net income.

Cash flows from investing activities

Cash flow from investing activities totaled ¥289.5 billion, a year-on-year increase of ¥80.2 billion, as facility investment to reinforce production capabilities was maintained at a high level and the payment to acquire shares of Hitachi Displays, Ltd. toward the launch of the Company’s display business was executed.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥85.0 billion, mainly resulting from the dividend payout of a total of ¥75.7 billion, based on the year-end dividend of ¥60.00 per share from the previous fiscal year.

As a result, free cash flow, calculated by deducting the cash flows from investing activities from the counterpart of operating activities, totaled ¥46.1 billion, a deterioration of ¥184.9 billion from the year-ago period.

(2)	Production and Sales

Production

Canon’s production by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2008
		Change from
	Production	June 30, 2007(%)
Business Machines	1,149,143	-4.5
Cameras	628,752	+7.9
Optical and other products	153,051	-1.2

Total	1,930,946	-0.5

Notes:

1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales

Canon’s sales by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2008
		Change from
	Sales	June 30, 2007(%)
Business Machines	1,388,994	-4.0
Camera	529,411	+1.9
Optical and other products	195,027	-2.8

Total	2,113,432	-2.5

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to significant customer are summarized as follows:

	Millions of yen
	Six months ended June 30, 2008		Six months ended June 30, 2007
	Sales	Proportion (%)	Sales	Proportion (%)
Hewlett-Packard Company	484,705	22.9	509,703	23.5

(3)	Managerial Issues to be Addressed

There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2008.

(4)	Crucial Business Contracts Engaged in the First Half of 2008

Crucial business contracts engaged during the six months ended June 30, 2008 are as follows:

Patents and Licenses

Canon has been granted licenses with respect to patents of electrophotography and facsimile by Brother Industries, Ltd.

Stock Purchase Agreement

Canon entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly-owned subsidiary of Hitachi, in February 2008. The Company subsequently acquired a 24.9% stake in Hitachi Displays in March 2008 based on the agreement.

Canon has plans to purchase additional proportion of outstanding stocks issued by Hitachi Displays, to consequently acquire Hitachi Displays as the Company’s subsidiary, provided the discussion with Hitachi be coordinated and held in advance.

(5)	Research and Development Expenditure

Canon is facing the third year of its “Excellent Global Corporation Plan — Phase III,” pursuing sound growth by maintaining a high profit margin structure and further expanding the Company’s corporate scale. While targeting “medical sector,” “intelligent robot industry” and “safety technology” as next-generation business domains, Canon is also strengthening relationships and collaborating with universities and other research institutes to reinforce fundamental research and develop cutting-edge technologies. Canon’s research and development expenditures for the six months ended June 30, 2008 totaled ¥175,463 million.

Research and development expenditures by product group are summarized as follows:

	Millions of yen
	Six months ended June 30
	2008	2007
Business Machines	60,838	57,496
Cameras	23,628	22,184
Optical and other products	19,585	20,219
Corporate	71,412	70,368

Total	175,463	170,267

III . Property, Plant and Equipment
(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2008.

(2)	Prospect of Capital Investment in Fiscal 2008

There were no significant changes in the capital investment plans, which was originally decided at the end of the previous year, with regard to new construction or retirement of property, plant and equipment during the first half of 2008. There were no significant additional plans for new construction or retirement of these assets, during the first half of 2008.
IV . Shares
(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

	As of	As of
	June 30, 2008	December 31, 2007
Total issued shares	1,333,711,360	1,333,636,210

Note:

The increase of the total issued shares during this term reflects the conversion of convertible debt into common stock.
(2)	Major Shareholders

	As of June 30, 2008
	Number of shares held	Number of shares held /
	(Number of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	93,312,600	7.00%
Moxley & Co. (Note 1)	67,300,984	5.04%
Japan Trustee Services Bank, Ltd. (Trust Account)	62,050,800	4.65%
The Master Trust Bank of Japan, Ltd. (Trust Account)	60,926,800	4.57%
Nomura Securities Co., Ltd.	41,078,233	3.08%
State Street Bank and Trust Company	38,904,359	2.92%
JPMorgan Chase Bank 380055	29,047,700	2.18%
Mizuho Corporate Bank, Ltd. (Notes 2 and 4)	28,419,736	2.13%
State Street Bank and Trust Company 505103	26,456,095	1.98%
Sompo Japan Insurance Inc.	22,910,347	1.72%
Notes:

1.	Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)

2.	Apart from the above shares, Mizuho Corporate Bank, Ltd. holds 7,704,000 shares contributed to a trust fund for its retirement and severance plans.

3.	Apart from the above shares, Canon holds 72,594,874 shares (5.44% of total issued shares) of Treasury stock.

4.	Mizuho Corporate Bank, Ltd. and its three affiliated companies listed below submitted a revised report on large share holdings to the Kanto Local Finance Bureau on July 23, 2007 in their joint names and reported that they owned 71,888,936 shares (5.39%) of the Company as of July 13, 2007 in total as detailed the next page. However, the Company has not confirmed the status of these holdings as of June 30, 2008.

	As of July 13, 2007
	Number of shares held	Number of shares held /
	(Number of shares)	Number of shares issued
Mizuho Corporate Bank, Ltd.	36,123,736	2.71%
Mizuho Bank, Ltd.	8,853,000	0.66%
Mizuho Trust & Banking Co., Ltd.	24,149,600	1.81%
Dai-Ichi Kangyo Asset Management Co., Ltd.	2,762,600	0.21%
(Current Mizuho Asset Management Co., Ltd.)
Total	71,888,936	5.39%
(3)	Stock Price Transition

The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2008:

						(Yen)

	January	February	March	April	May	June
High	5,040	5,100	4,800	5,450	5,750	5,820
Low	4,190	4,230	4,100	4,560	5,150	5,290

V . Financial Statements
      Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2008 and 2007, and December 31, 2007

	Millions of yen
	June 30		December 31
	2008	2007	2007
Assets
Current assets:
Cash and cash equivalents	866,395	1,108,728	944,463
Short-term investments (Notes 2 and 7)	20,931	22,460	20,499
Trade receivables, net (Note 3)	703,690	729,298	794,240
Inventories (Note 4)	614,179	575,036	563,474
Prepaid expenses and other current assets (Note 6)	278,608	282,254	286,111

Total current assets	2,483,803	2,717,776	2,608,787

Noncurrent receivables (Note 12)	14,748	14,560	15,239
Investments (Note 2)	129,084	116,471	90,086
Property, plant and equipment, net (Note 5)	1,384,775	1,336,716	1,364,702
Other assets (Note 6)	445,786	422,991	433,811

Total assets	4,458,196	4,608,514	4,512,625

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
as of June 30, 2008 and 2007, and December 31, 2007

	Millions of yen
	June 30		December 31
	2008	2007	2007
Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 7)	16,114	5,301	18,317
Trade payables (Note 8)	511,112	506,177	514,226
Accrued income taxes	106,407	135,090	150,726
Accrued expenses (Note 12)	316,407	318,330	357,525
Other current liabilities	182,574	215,850	215,911

Total current liabilities	1,132,614	1,180,748	1,256,705

Long-term debt, excluding current installments (Note 7)	10,138	16,290	8,680
Accrued pension and severance cost	42,979	49,210	44,710
Other noncurrent liabilities	53,268	63,198	57,324

Total liabilities	1,238,999	1,309,446	1,367,419

Minority interests	211,268	224,701	222,870

Commitments and contingent liabilities (Note 12)
Stockholders’ equity:
Common stock	174,736	174,674	174,698
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,711,360)	(1,333,588,114)	(1,333,636,210)
Additional paid-in capital	402,866	403,577	402,991
Legal reserve	52,500	45,730	46,017
Retained earnings	2,852,485	2,552,314	2,720,146
Accumulated other comprehensive income (loss) (Note 9)	(18,444)	104,169	34,670
Treasury stock, at cost	(456,214)	(206,097)	(456,186)
(Number of shares)	(72,594,874)	(32,993,191)	(72,588,428)

Total stockholders’ equity	3,007,929	3,074,367	2,922,336

Total liabilities and stockholders’ equity	4,458,196	4,608,514	4,512,625

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007

Net sales	2,113,432	2,166,724	4,481,346

Cost of sales	1,071,977	1,059,170	2,234,365

Gross profit	1,041,455	1,107,554	2,246,981

Operating expenses:
Selling, general and administrative expenses	535,009	548,411	1,122,047
(Notes 1 and 12)
Research and development expenses	175,463	170,267	368,261

	710,472	718,678	1,490,308

Operating profit	330,983	388,876	756,673

Other income (deductions):
Interest and dividend income	10,966	17,367	32,819
Interest expense	(663)	(795)	(1,471)
Other, net (Note 1)	(2,041)	693	(19,633)

	8,262	17,265	11,715

Income before income taxes and minority interests	339,245	406,141	768,388

Income taxes	117,338	142,836	264,258

Income before minority interests	221,907	263,305	504,130

Minority interests	7,422	8,122	15,798

Net income	214,485	255,183	488,332

	Yen
Net income per share (Note 10):
Basic	170.08	194.38	377.59
Diluted	170.07	194.33	377.53

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336

Conversion of convertible debt and other	38	(120)					(82)
Cash dividends				(75,663)			(75,663)
Transfers to legal reserve			6,483	(6,483)			—

Comprehensive income:
Net income				214,485			214,485
Other comprehensive income (loss), net of tax (Note 9)
Foreign currency translation adjustments					(48,367)		(48,367)
Net unrealized gains and losses on securities					(1,601)		(1,601)
Net gains and losses on derivative instruments					(1,439)		(1,439)
Pension liability adjustments					(1,707)		(1,707)

Total comprehensive income							161,371

Repurchase of treasury stock, net		(5)				(28)	(33)

Balance at June 30, 2008	174,736	402,866	52,500	2,852,485	(18,444)	(456,214)	3,007,929

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Cumulative effect of a change in accounting principle-adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	71	63					134
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			2,130	(2,130)			—

Comprehensive income:
Net income				255,183			255,183
Other comprehensive income (loss), net of tax (Note 9)
Foreign currency translation adjustments					49,237		49,237
Net unrealized gains and losses on securities					1,438		1,438
Net gains and losses on derivative instruments					(977)		(977)
Pension liability adjustments					51,753		51,753

Total comprehensive income							356,634

Repurchase of treasury stock, net		4				(200,225)	(200,221)

Balance at June 30, 2007	174,674	403,577	45,730	2,552,314	104,169	(206,097)	3,074,367

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity (continued)
for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Cumulative effect of a change in accounting principle-adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,417	(2,417)			—

Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax (Note 9)
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	174,698	402,991	46,017	2,720,146	34,670	(456,186)	2,922,336

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007
Cash flows from operating activities:
Net income	214,485	255,183	488,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	163,690	143,244	341,694
Loss on disposal of property, plant and equipment	4,452	3,571	9,985
Deferred income taxes	2,057	(8,738)	(35,021)
(Increase) decrease in trade receivables	75,641	65,822	(10,722)
Increase in inventories	(55,714)	(28,859)	(26,643)
Increase in trade payables	19,430	7,919	21,136
Increase (decrease) in accrued income taxes	(43,889)	(428)	14,988
Increase (decrease) in accrued expenses	(33,727)	(185)	43,035
Decrease in accrued (prepaid) pension and severance cost	(4,811)	(5,674)	(15,387)
Other, net	(6,016)	8,469	7,872

Net cash provided by operating activities	335,598	440,324	839,269

Cash flows from investing activities:
Purchases of fixed assets	(236,641)	(236,321)	(474,285)
Proceeds from sale of fixed assets	4,192	4,545	9,635
Purchases of available-for-sale securities	(7,014)	(1,840)	(2,281)
Proceeds from sale and maturity of available-for-sale securities	4,062	6,787	8,614
Proceeds from maturity of held-to-maturity securities	—	10,000	10,000
(Increase) decrease in time deposits	(204)	20,479	31,681
Acquisitions of subsidiaries, net of cash acquired	(209)	(12,520)	(15,675)
Purchases of other investments	(44,509)	(2,137)	(2,432)
Other, net	(9,218)	1,654	2,258

Net cash used in investing activities	(289,541)	(209,353)	(432,485)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,866	1,541	2,635
Repayments of long-term debt	(3,646)	(11,883)	(13,046)
Decrease in short-term loans	(2,670)	(334)	(358)
Dividends paid	(75,663)	(66,582)	(131,612)
Repurchases of treasury stock, net	(33)	(200,221)	(450,311)
Other, net	(8,824)	(2,291)	(11,691)

Net cash used in financing activities	(84,970)	(279,770)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(39,155)	1,901	(13,564)

Net decrease in cash and cash equivalents	(78,068)	(46,898)	(211,163)
Cash and cash equivalents at beginning of period	944,463	1,155,626	1,155,626

Cash and cash equivalents at end of period	866,395	1,108,728	944,463

Supplemental disclosure for cash flow information
Cash paid during the period for:
Interest	1,943	834	1,476
Income taxes	160,849	161,434	273,888

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical and other products. Office imaging products consist mainly of network multifunction devices and copying machines. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, document scanners and calculators. Cameras consist mainly of digital single-lens reflex (“SLR”) cameras, digital compact cameras, interchangeable lenses and digital video camcorders. Optical and other products include semiconductor production equipment, mirror projection mask aligners for liquid crystal display (“LCD”) panels, broadcasting equipment, medical equipment and large format printers. Canon’s consolidated net sales for the six months ended June 30, 2008 were distributed as follows: office imaging products 29%, computer peripherals 35%, business information products 2%, cameras 25%, and optical and other products 9%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 76% of consolidated net sales for the six months ended June 30, 2008 were generated outside Japan, with 27% in the Americas, 34% in Europe, and 15% in other areas.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 23% of consolidated net sales for the six months ended June 30, 2008.

Canon’s manufacturing operations are conducted primarily at 24 plants in Japan and 17 overseas plants which are located in countries or regions such as the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

(b)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(b)	Basis of Presentation (continued)

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of June 30, 2008 and 2007, and December 31, 2007 are summarized as follows:

	June 30		December 31
	2008	2007	2007
Consolidated subsidiaries	240	230	239
Affiliated companies	18	19	15

Total	258	249	254
(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses, net were ¥5,114 million, ¥10,520 million and ¥31,943 million for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007, respectively.

(g)	Investments

Investments consist primarily of time deposits, debt and marketable equity securities, investments in affiliated companies and non-marketable equity securities. Canon classifies investments with original maturities of less than one year as short-term investments.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(g)	Investments (continued)

Canon classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Canon does not hold any trading securities, which are bought and held primarily for the purpose of sale in the near term.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.
Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gains and losses are determined on the average cost method and reflected in earnings.

Investments in affiliated companies over which Canon has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities in companies over which Canon does not have the ability to exercise significant influence are stated at cost and reviewed periodically for impairment.

(h)	Allowance for Doubtful Receivables

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(k)	Property, Plant and Equipment and Accounting change

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets.

Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application. Estimated residual values were also reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining-balance application is preferable because it provides a better matching of the allocation of cost of machinery and equipment with associated revenues in light of increasingly short product life cycles.

The depreciation period ranges from 3 years to 60 years for buildings and 1 year to 20 years for machinery and equipment.

Assets leased to others under operating leases are stated at cost and depreciated to the estimated residual value of the assets by the straight-line method over the period ranging from 2 years to 5 years.

(l)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist primarily of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(m)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(n)	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(n)	Income Taxes (continued)

Canon recognizes the financial statement effects of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

(o)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(p)	Stock Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumptions that all convertible debentures were converted into common stock and all stock options were exercised.

(r)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment, such as steppers and aligners that are sold with customer acceptance provisions related to their functionality, is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from separately priced product maintenance contracts on equipment sold to customers and is measured at the stated amount of the contract and recognized as services are provided.

Canon also offers separately priced product maintenance contracts for most office imaging products, for which the customer typically pays a stated base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts is measured at the stated amount of the contract and recognized as services are provided and variable amounts are earned.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(r)	Revenue Recognition (continued)

Revenue from the sale of equipment under sales-type leases is recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When equipment leases are bundled with product maintenance contracts, revenue is first allocated considering the relative fair value of the lease and non-lease deliverables based upon the estimated relative fair values of each element. Lease deliverables generally include equipment, financing and executory costs, while non-lease deliverables generally consist of product maintenance contracts and supplies.

For all other arrangements with multiple elements, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

(s)	Research and Development Costs

Research and development costs are expensed as incurred.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥58,476 million, ¥60,096 million and ¥132,429 million for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥30,966 million, ¥31,060 million and ¥63,708 million for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities in the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivatives as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), or a hedge of a forecasted transaction or the variability in cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness are also included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments in the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

Canon classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted or required under other accounting pronouncements, but does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and was adopted by Canon in the first quarter beginning January 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The adoption of SFAS 157 did not have a material impact on Canon’s consolidated result of operations and financial condition. The adoption of SFAS 157 for Canon’s nonfinancial assets and liabilities as of January 1, 2009 is not expected to have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(x)	New Accounting Standards (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by Canon in the first quarter beginning January 1, 2008. The adoption of SFAS 159 did not have an effect on Canon’s consolidated results of operations and financial condition, as Canon did not elect this fair value option.

In June 2007, the FASB ratified the consensus in EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and was required to be adopted by Canon in the first quarter beginning January 1, 2008. The adoption of EITF 07-3 did not have a material impact on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations ” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Canon for any business combination with an acquisition date on or after January 1, 2009. Canon is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on Canon’s consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented, and is required to be adopted by Canon in the first quarter beginning January 1, 2009. Canon is currently evaluating the potential effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(x)	New Accounting Standards (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS161 amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, result of operations and cash flows. SFAS 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and is required to be adopted by Canon in the first quarter beginning January 1, 2009.

(y)	Reclassification

Time deposits and marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to short-term investments to conform to the current year presentation.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at June 30, 2008 and 2007, and December 31, 2007 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2008:
Current:
Available-for-sale:
Government bonds	2	—	—	2
Fund trusts	207	163	—	370
Held-to-maturity:
Corporate debt securities	10,017	—	—	10,017

	10,226	163	—	10,389

Noncurrent:
Available-for-sale:
Government bonds	498	—	25	473
Corporate debt securities	2,890	29	7	2,912
Fund trusts	1,364	631	5	1,990
Equity securities	17,674	7,460	234	24,900

	22,426	8,120	271	30,275

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2007:
Current:
Available-for-sale:
Government bonds	223	—	—	223
Bank debt securities	70	1	—	71

	293	1	—	294

Noncurrent:
Available-for-sale:
Government bonds	288	—	1	287
Corporate debt securities	3,158	35	—	3,193
Fund trusts	4,069	1,668	—	5,737
Equity securities	13,292	16,184	281	29,195

	20,807	17,887	282	38,412
Held-to-maturity:
Corporate debt securities	10,213	—	—	10,213

	31,020	17,887	282	48,625

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments (continued)

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
December 31, 2007:
Current:
Available-for-sale:
Bank debt securities	51	—	—	51
Held-to-maturity:
Corporate debt securities	10,115	—	—	10,115

	10,166	—	—	10,166
Noncurrent:
Available-for-sale:
Government bonds	496	—	25	471
Corporate debt securities	3,183	31	49	3,165
Fund trusts	3,573	1,158	3	4,728
Equity securities	12,666	10,233	583	22,316

	19,918	11,422	660	30,680
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥13,034 million, ¥13,812 million and ¥14,017 million at June 30, 2008 and 2007, and December 31, 2007, respectively.

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30		December 31
	2008	2007	2007
Notes	20,949	24,713	23,632
Accounts	695,954	721,138	785,155
Less allowance for doubtful receivables	(13,213)	(16,553)	(14,547)

	703,690	729,298	794,240

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30		December 31
	2008	2007	2007
Finished goods	395,160	379,544	366,845
Work in process	195,378	173,299	175,704
Raw materials	23,641	22,193	20,925

	614,179	575,036	563,474

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30		December 31
	2008	2007	2007
Land	251,890	247,845	249,959
Buildings	1,251,921	1,124,638	1,198,519
Machinery and equipment	1,476,181	1,351,557	1,406,849
Construction in progress	87,933	100,824	103,749

	3,067,925	2,824,864	2,959,076
Less accumulated depreciation	(1,683,150)	(1,488,148)	(1,594,374)

	1,384,775	1,336,716	1,364,702

(6)	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 7 years.

Future minimum lease payments to be received under noncancelable operating leases are ¥6,395 million (within one year) and ¥6,130 million (after one year) at June 30, 2008.

(7)	Pledged Assets and Secured Loans

Certain assets pledged with a net book value at June 30, 2008 and 2007 are ¥223 million and ¥222 million, respectively.

Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the 2.27% Japanese yen notes of ¥10,000 million. The assets contributed by Canon were debt securities with carrying amounts of ¥10,017 million at June 30, 2008. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the debt securities are included in the consolidated balance sheet under the caption of short-term investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30		December 31
	2008	2007	2007
Notes	15,319	16,552	17,088
Accounts	495,793	489,625	497,138

	511,112	506,177	514,226

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007
Foreign currency translation adjustments:
Balance at beginning of year	22,796	22,858	22,858
Adjustments for the period	(48,367)	49,237	(62)

Balance at end of period	(25,571)	72,095	22,796

Net unrealized gains and losses on securities:
Balance at beginning of year	6,287	8,065	8,065
Adjustments for the period	(1,601)	1,438	(1,778)

Balance at end of period	4,686	9,503	6,287

Net gains and losses on derivative instruments:
Balance at beginning of year	(849)	(1,663)	(1,663)
Adjustments for the period	(1,439)	(977)	814

Balance at end of period	(2,288)	(2,640)	(849)

Pension liability adjustments:
Balance at beginning of year	6,436	(26,542)	(26,542)
Adjustments for the period	(1,707)	51,753	32,978

Balance at end of period	4,729	25,211	6,436

Total accumulated other comprehensive income (loss):
Balance at beginning of year	34,670	2,718	2,718
Adjustments for the period	(53,114)	101,451	31,952

Balance at end of period	(18,444)	104,169	34,670

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Net Income per Share

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007
Net income	214,485	255,183	488,332
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	1	3	4

Diluted net income	214,486	255,186	488,336

	Number of shares
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007
Average common shares outstanding	1,261,056,468	1,312,830,076	1,293,295,680
Effect of dilutive securities:
1.30% Japanese yen convertible debentures, due 2008	117,520	298,311	221,751

Diluted common shares outstanding	1,261,173,988	1,313,128,387	1,293,517,431

	Yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007
Net income per share:
Basic	170.08	194.38	377.59
Diluted	170.07	194.33	377.53

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Derivatives and Hedging Activities
Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s risk management policy, a specific portion of the foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments that have been designated and qualify as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period that the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2008 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to manage its foreign currency exposures. These foreign exchange contracts have not been designed as hedges. Accordingly, the changes in the fair value of the contracts are recorded in earnings immediately.

Contract amounts of the foreign exchange contracts as of June 30, 2008 and 2007, and December 31, 2007 are set forth below:

	Millions of yen
	June 30		December 31
	2008	2007	2007
To sell foreign currencies	658,217	693,623	697,240
To buy foreign currencies	45,231	60,212	46,897

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2008, commitments outstanding for the purchase of property, plant and equipment approximated ¥87,496 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥99,385 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,210 million, ¥13,817 million and ¥14,440 million, at June 30, 2008 and 2007, and December 31, 2007, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥16,450 million (within one year) and ¥49,453 million (after one year), at June 30, 2008.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥26,066 million at June 30, 2008. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2008 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the six months ended June 30, 2008 and 2007, and year ended December 31, 2007 are summarized as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2008	2007	2007

Balance at beginning of year	20,138	18,144	18,144
Addition	12,091	15,418	31,053
Utilization	(11,385)	(15,038)	(26,199)
Other	(2,745)	901	(2,860)

Balance at end of period	18,099	19,425	20,138

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Commitments and Contingent Liabilities (continued)
Legal proceedings

In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest. On January 30, 2007, the Tokyo District Court in Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. This lawsuit is currently under trial in the Intellectual Property High Court.

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. The court of first instance and the court of appeals held that the multi-function printers were subject to a levy. In particular, the court of appeals ordered Hewlett-Packard GmbH to pay the amount equivalent to the levies imposed on photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on printing speed and color printing capability). On January 30, 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, maintaining the judgment of the court of appeals, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopiers should be applied. The Federal Supreme Court has issued in July 2008 a written full judgment explaining the rationale underlying its decision. Hewlett-Packard GmbH lodged in August 2008 a constitutional complaint against this Supreme Court judgment before Federal Constitutional Court. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon, seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006. In a similar court case, which does not include Canon, seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, the court of appeals in Düsseldorf rejected such alleged levies on January 23, 2007. Consistent with the last decision, Canon won its appeal at the court of appeal. In its judgment of November 13, 2007, the court of appeal rejected VG Wort’s claim against Canon. VG Wort appealed further against decisions of the court of appeal for both Epson et al. and Canon cases before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. Written full judgment by the Federal Supreme Court was issued on January 24, 2008. VG Wort has filed a constitutional complaint with the Federal Constitutional Court against this judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. Based on industry opposition to the extension of levies to digital products, Canon’s assessments of the merits of various proceeding and Canon’s estimates of the units impacted and levies, Canon has accrued amounts that it believes are adequate to address the matters described above. However, the final conclusion of these court cases including the amount of levies to be imposed and the associated financial impact on Canon remains uncertain.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Commitments and Contingent Liabilities (continued)

In April 2005, a lawsuit was filed by Nano-Proprietary Inc. (renamed Applied Nanotech Holdings, Inc., “ANHI”, as of July 1, 2008) against the Company and Canon U.S.A., Inc. in the United States District Court of Texas (“the District Court”) alleging that SED Inc., a joint venture company established by the Company and Toshiba Corporation, was not regarded as a “subsidiary” under the Patent License Agreement (“PLA”) between the Company and ANHI and that the extension of the license to SED Inc. constituted a breach of the agreement. ANHI also alleged that Canon committed fraud in executing such agreement, and requested rescission of the agreement and compensatory damages. In November 2006, the District Court denied Canon’s motion for a summary judgment that SED Inc. was a subsidiary of the Company. In January 2007, the Company purchased all the shares of SED Inc. owned by Toshiba Corporation, making SED Inc. a 100% owned subsidiary of the Company. However, on February 22, 2007, the District Court issued a summary judgment stating that SED Inc. (before the above stock purchase) was not a subsidiary of the Company, that the Company had materially breached the PLA and that ANHI was allowed to terminate that agreement. Thereafter, a trial was held from April 30 to May 3, 2007, in Austin, Texas. ANHI’s fraud claims against the Company were withdrawn by ANHI and the jury returned a verdict that ANHI had sustained no damages. All claims against Canon U.S.A., Inc. were also withdrawn by ANHI. On May 15, 2007, Canon filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit (“the Appeal Court”), appealing the District Court’s prior ruling that Canon had breached the PLA with ANHI that allowed ANHI to terminate that agreement. On June 4, 2007, ANHI also filed a notice of appeal, appealing the District Court’s determination that ANHI had sustained no damages. On July 25, 2008, the Appeal Court reversed the District Court’s judgement and found that termination of the PLA was not effective and the current 100% owned SED Inc. is a subsidiary of the Company. The District Court’s judgement that had denied damages to ANHI was affirmed.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Disclosures about the Fair Value of Financial Instruments

The fair values of Canon’s financial instruments as of June 30, 2008 and 2007, and December 31, 2007 are set forth below. The following summary excludes cash and cash equivalents, time deposits, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair values approximate their carrying amounts. The summary also excludes debt and equity securities disclosed in Note 2.

	Millions of yen
	June 30				December 31
	2008		2007		2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Long-term debt, including debt to be reimbursed within a year	(25,852)	(25,997)	(20,853)	(21,936)	(24,109)	(24,714)

Foreign exchange contracts:
Assets	1,033	1,033	292	292	806	806
Liabilities	(16,638)	(16,638)	(18,245)	(18,245)	(12,335)	(12,335)
The following methods and assumptions are used to measure the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based either on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(14)	Subsequent Events

On September 16, 2008, the Board of Directors of the Company approved a plan to repurchase up to 14.5 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from September 17, 2008 to October 20, 2008. Such repurchases are intended to improve capital efficiency and ensure a flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between September 17, 2008 and September 26, 2008 under the aforementioned plan was 4,800,000 shares at a cost of ¥19,840 million.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information

Segment Information by Product	(Millions of Yen)
Six months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2008:	machines		and other	and
			products	Eliminations
Net sales:
Unaffiliated customers	1,388,994	529,411	195,027	—	2,113,432
Intersegment	—	—	121,917	(121,917)	—

Total	1,388,994	529,411	316,944	(121,917)	2,113,432

Operating cost and expenses	1,085,956	416,826	311,427	(31,760)	1,782,449

Operating profit	303,038	112,585	5,517	(90,157)	330,983

Six months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2007:	machines		and other	and
			products	Eliminations
Net sales:
Unaffiliated customers	1,446,587	519,574	200,563	—	2,166,724
Intersegment	—	—	107,917	(107,917)	—

Total	1,446,587	519,574	308,480	(107,917)	2,166,724

Operating cost and expenses	1,111,116	382,271	287,095	(2,634)	1,777,848

Operating profit	335,471	137,303	21,385	(105,283)	388,876

Year ended	Business	Cameras	Optical	Corporate	Consolidated
December 31, 2007:	machines		and other	and
			products	Eliminations
Net sales:
Unaffiliated customers	2,935,542	1,152,663	393,141	—	4,481,346
Intersegment	—	—	238,659	(238,659)	—

Total	2,935,542	1,152,663	631,800	(238,659)	4,481,346

Operating cost and expenses	2,285,281	845,237	610,720	(16,565)	3,724,673

Operating profit	650,261	307,426	21,080	(222,094)	756,673

Notes:

1.	The primary products included in each of the product segments are as follows:

Business machines: Network multifunction devices (MFDs) / Copying machines / Laser beam printers / Inkjet printers / Computer information systems / Document scanners / Calculators

Cameras: Digital SLR cameras / Digital compact cameras / Interchangeable lenses / Digital video camcorders

Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels/ Broadcasting equipment / Medical equipment / Large format printers

2.	General corporate expenses of ¥89,837 million, ¥105,293 million and ¥221,979 million in the six months ended June 30, 2008 and 2007, and year ended December 31, 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment Information by Geographic Area					(Millions of Yen)
Six months ended	Japan	Americas	Europe	Others	Corporate	Consolidated
June 30, 2008:					and
					Eliminations
Net sales:
Unaffiliated customers	501,874	581,309	715,716	314,533	—	2,113,432
Intersegment	1,193,604	1,698	2,378	386,513	(1,584,193)	—

Total	1,695,478	583,007	718,094	701,046	(1,584,193)	2,113,432

Operating cost and Expenses	1,330,652	570,535	700,913	674,447	(1,494,098)	1,782,449

Operating profit	364,826	12,472	17,181	26,599	(90,095)	330,983

Six months ended	Japan	Americas	Europe	Others	Corporate	Consolidated
June 30, 2007:					and
					Eliminations
Net sales:
Unaffiliated customers	509,863	638,428	721,697	296,736	—	2,166,724
Intersegment	1,187,290	2,357	1,891	406,074	(1,597,612)	—

Total	1,697,153	640,785	723,588	702,810	(1,597,612)	2,166,724

Operating cost and Expenses	1,279,891	616,935	693,929	678,757	(1,491,664)	1,777,848

Operating profit	417,262	23,850	29,659	24,053	(105,948)	388,876

Year ended	Japan	Americas	Europe	Others	Corporate	Consolidated
December 31, 2007:					and
					Eliminations
Net sales:
Unaffiliated customers	1,048,310	1,329,479	1,499,821	603,736	—	4,481,346
Intersegment	2,494,251	4,608	3,496	824,844	(3,327,199)	—

Total	3,542,561	1,334,087	1,503,317	1,428,580	(3,327,199)	4,481,346

Operating cost and Expenses	2,722,672	1,281,805	1,441,972	1,378,306	(3,100,082)	3,724,673

Operating profit	819,889	52,282	61,345	50,274	(227,117)	756,673

Notes:

1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2.	The principal countries and regions included in each category of geographic area are as follows:
Americas: United States of America, Canada, Latin America
Europe: England, Germany, France, Netherlands
Others: Asian regions, China, Oceania

3.	General corporate expenses of ¥89,837 million, ¥105,293 million and ¥221,979 million in the six months ended June 30, 2008 and 2007, and year ended December 31, 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)
Segment Information — Sales by Region

	Millions of Yen
	Six months ended June 30				Year ended Dec. 31
	2008		2007		2007
	Sales	Component	Sales	Component	Sales	Component
Japan	446,599	21.1	458,302	21.2	947,587	21.1
Americas	585,449	27.7	641,949	29.6	1,336,168	29.8
Europe	716,624	33.9	722,379	33.3	1,499,286	33.5
Other areas	364,760	17.3	344,094	15.9	698,305	15.6
Total	2,113,432	100.0	2,166,724	100.0	4,481,346	100.0
Notes:

1.	This summary of net sales by region of destination is determined by the location of the customer.

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: England, Germany, France, Netherlands
Other Areas: Asian regions, China, Oceania